Term Sheet	Term Sheet to
To prospectus dated February 2, 2009,	Prospectus Supplement
preliminary prospectus supplement dated	Registration Statement No. 333-157078
August 18, 2010	Dated August 20, 2010
Filed Pursuant to Rule 433
SanDisk Corporation
$1,000,000,000
aggregate principal amount of
1.5% Convertible Senior Notes due 2017
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 18, 2010 and the prospectus dated February 2, 2009 (including the documents incorporated by reference in the preliminary prospectus supplement and the prospectus) relating to these securities.

Issuer:	SanDisk Corporation

NASDAQ ticker for common stock:	SNDK

Title of securities:	1.5% Convertible Senior Notes due 2017

Aggregate principal amount offered:	$1.0 billion

Issue price:	100%

Over-allotment option:	$150.0 million

Interest rate:	1.5% per annum, payable semiannually in arrears, accruing from August 25, 2010

Reference price:	$41.90

Conversion premium:	25% over NASDAQ closing price on August 19, 2010

Conversion price:	Approximately $52.37 per share of common stock

Conversion rate:	19.0931 shares of common stock per $1,000 aggregate principal amount of notes

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Interest payment dates:	February 15 and August 15 of each year, beginning February 15, 2011

Maturity:	August 15, 2017

Optional redemption:	None

Conversion rights:	Holders may freely convert their notes on or after May 15, 2017 until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date. Prior to 5:00 p.m., New York City time, on the scheduled trading day immediately preceding May 15, 2017, holders may convert their notes only:

•    if during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

•    if during any calendar quarter after the calendar quarter ending September 30, 2010, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

• upon the occurrence of specified corporate transactions described in the preliminary prospectus supplement.

Fundamental change:	Adjustment to conversion ratio upon fundamental change. See below.

Use of proceeds:	Issuer expects to receive net proceeds from this offering of approximately $981.0 million, after deducting underwriting discounts and estimated offering expenses, or approximately $1.13 billion if the underwriters exercise their over-allotment option in full.

Issuer currently intends to use the net proceeds of the offering for general corporate purposes, including (1) the repayment at maturity or repurchase, from time to time, of a portion of Issuer’s outstanding $1.15 billion aggregate principal amount of senior convertible notes originally issued in 2006, which bear interest a rate of 1% per annum and mature on May 15, 2013; (2) capital expenditures for new and existing manufacturing facilities; (3) development of new technologies; (4) general working capital; and (5) other non-manufacturing capital expenditures. The net proceeds may also be used to fund strategic investments or acquisitions of products, technologies or complementary businesses or to obtain the right or license to use additional technologies. Issuer currently has no commitments or agreements for any specific acquisitions, investments or licenses. In addition, Issuer intends to use approximately $104.8 million of the net proceeds of this offering to fund the cost to Issuer of the convertible note hedge transactions (after taking into account the proceeds to Issuer from the warrant transactions) entered into in connection with this offering. The strike price of the warrant transactions is $73.33, subject to customary anti-dilution adjustments.

If the underwriters exercise their option to purchase additional notes to cover overallotments, Issuer may use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions, and Issuer may enter into additional warrant transactions.

Listing:	None

Trade date:	August 20, 2010

Settlement date:	August 25, 2010

CUSIP:	80004CAD3

ISIN:	US80004CAD39

Underwriters:	Morgan Stanley & Co. Incorporated Goldman, Sachs & Co.

Purchases pursuant to Regulation M:	On August 19, 2010 from 3:45 p.m. (New York City time) until the market close, Morgan Stanley & Co. Incorporated purchased, on behalf of the underwriters, 449,826 shares of the Issuer’s common stock at an average price of $41.90 per share in compliance with Rule 104 of Regulation M.

Adjustment to shares delivered upon conversion upon fundamental change:	The following table sets forth the hypothetical stock price and number of additional shares to be received per $1,000 principal amount of notes upon conversions in connection with a fundamental change:

	Stock Price
Effective Date	$41.90	$45.00	$50.00	$55.00	$60.00	$80.00	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00
August 25, 2010	4.7732	4.1131	3.2879	2.6777	2.2162	1.1814	0.7266	0.4457	0.2949	0.1423	0.0701	0.0326
August 15, 2011	4.7732	3.8707	3.0933	2.5195	2.0862	1.1160	0.6892	0.4242	0.2810	0.1352	0.0661	0.0303
August 15, 2012	4.7732	3.6654	2.9285	2.3856	1.9761	1.0602	0.6567	0.4051	0.2684	0.1286	0.0623	0.0281
August 15, 2013	4.7732	3.5090	2.8032	2.2837	1.8924	1.0176	0.6317	0.3902	0.2584	0.1232	0.0592	0.0264
August 15, 2014	4.7732	3.4049	2.7197	2.2159	1.8365	0.9889	0.6147	0.3799	0.2515	0.1194	0.0570	0.0251
August 15, 2015	4.7732	3.3294	2.6594	2.1671	1.7966	0.9689	0.6030	0.3730	0.2468	0.1170	0.0555	0.0244
August 15, 2016	4.7732	3.2946	2.6315	2.1444	1.7778	0.9590	0.5971	0.3693	0.2443	0.1156	0.0547	0.0239
August 15, 2017	4.7732	3.1291	0.9069	—	—	—	—	—	—	—	—	—
     If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two effective dates, as applicable, based on a 365-day year. In addition, if the stock price is less than $41.90 per share or greater than $300.00 per share, in each case subject to adjustment, no additional shares will be issued upon conversion. Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 23.8663 per $1,000 principal amount of notes, subject to adjustments.

Additional information:	The following changes will be made to the preliminary prospectus supplement dated August 18, 2010:

The “Capitalization” section on page S-38 of the preliminary prospectus supplement is hereby deleted and superseded in its entirety with the “Capitalization” section set forth below:
CAPITALIZATION
          The following table sets forth our cash and cash equivalents, short-term marketable securities and capitalization as of July 4, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the receipt of the net proceeds from the sale of the notes in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the use of approximately $104.8 million of the net proceeds for the convertible note hedge transactions and the warrants entered into in connection with this offering.

          You should read this table in conjunction with our unaudited condensed consolidated financial statements and the notes to those statements, which are incorporated by reference in this prospectus supplement.

	As of July 4, 2010
	Actual	As Adjusted
	(unaudited, in thousands, except share and per share
	amounts)
Cash and cash equivalents	$1,237,011	$2,113,211

Short-term marketable securities	$1,190,562	$1,190,562

Convertible senior notes due 2013(1)(2)	$963,438	$963,438

Convertible senior notes offered hereby(1)(2)	—	705,503

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 4,000,000 shares authorized, 2,000,000 shares designated Series A Junior Participating Preferred Stock, remainder are undesignated; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value per share; 800,000,000 shares authorized, 233,071,767 shares issued and outstanding, actual and as adjusted	233	233
Capital in excess of par value	4,394,832	4,578,331
Accumulated earnings	5,096	5,096
Accumulated other comprehensive income	171,649	171,649

Total stockholders’ equity	4,571,810	4,755,309
Total non-controlling interests	(2,959)	(2,959)

Total equity	4,568,851	4,752,350

Total capitalization	$5,532,289	$6,421,291

(1)	In accordance with ASC 470-20, the allocated value of the feature to convert the debt into common stock is reported as a component of stockholders’ equity. The debt is reported at a discount to the face amount resulting in a decrease in the amount of debt with an increase in equity reported in our financial statements. The amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the debt and equity components for the convertible senior notes offered hereby has been estimated but is subject to change based upon the completion of our analysis of non-convertible debt interest rates. ASC 470-20 does not affect the actual amount that we are required to repay.

(2)	The aggregate principal amount of the outstanding convertible senior notes due 2013 is $1.15 billion and the carrying amount of $963.4 million is net of unamortized interest discount of $186.6 million. The aggregate principal amount of the convertible senior notes offered hereby is $1.0 billion and the carrying amount of $705.5 million is net of unamortized interest discount of $294.5 million.

          This table excludes the following shares:
•	23,025,954 shares of common stock issuable upon exercise of options and stock appreciation rights outstanding at a weighted average exercise price of $30.86 per share as of July 4, 2010;

•	1,626,570 shares of common stock issuable upon vesting of restricted stock and restricted stock units outstanding as of July 4, 2010;

•	a total of 9,663,035 shares of common stock reserved for future issuance under our stock option and employee stock purchase plans as of July 4, 2010;

•	13,963,990 shares of common stock issuable upon conversion of the convertible senior notes due 2013;

•	13,963,990 shares of common stock issuable upon exercise of the warrants from the 2006 hedge transactions at an exercise price of $95.03 per share;

•	19,093,100 shares of common stock initially issuable upon conversion of the notes offered hereby; and

•	19,093,100 shares of common stock issuable upon exercise of the warrants entered into in connection with this offering.

          The issuer has filed a registration statement (including a prospectus dated February 2, 2009, and a preliminary prospectus supplement dated August 18, 2010) with the SEC for the offering to which this communication relates, and will file a final prospectus supplement. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents and incorporated by reference into that registration statement that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.
          ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.